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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. __)*

                          Florafax International, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    339825101
                                    ---------
                                 (CUSIP Number)

                        Adam D. Phillips, General Counsel
                              Gerald Stevens, Inc.
                         One Financial Plaza, Suite 1100
                         Fort Lauderdale, Florida 33394
                                 (954) 713-1188
                         ------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 9, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 339825101                                            PAGE 2 OF 7 PAGES

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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Gerald Stevens, Inc. (IRS Identification Number 65-0835450)
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
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            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]
   5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
                                           4,816,136
                               -------------------------------------------------
                                           SHARED VOTING POWER
          NUMBER OF                 8      0
            SHARES             -------------------------------------------------
         BENEFICIALLY                      SOLE DISPOSITIVE POWER
           OWNED BY                 9      0
             EACH              -------------------------------------------------
          REPORTING                        SHARED DISPOSITIVE POWER
            PERSON                 10
             WITH                          0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            4,816,136
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            60.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

                                                               PAGE 3 OF 7 PAGES

ITEM 1.       SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Florafax International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8075 20th Street, Vero Beach, Florida 32966.

ITEM 2.       IDENTITY AND BACKGROUND.

(a), (b), (c):

         This Statement on Schedule 13D is being filed by Gerald Stevens, Inc., a Delaware corporation ("GSI"). GSI's principal place of business is located at One Financial Plaza, Suite 1100, Fort Lauderdale, Florida 33394.

         The following table sets forth the name and position of each of the executive officers of GSI (collectively, the "Executive Officers"):

          NAME                           POSITION

     Gerald R. Geddis             Chief Executive Officer & President

     Brad Daniel                  Senior Vice President, Market Development

     Albert J. Detz               Senior Vice President, Chief Financial Officer

     Eric Luoma                   Senior Vice President, Southwest Zone

     Adam D. Phillips             Senior Vice President, Chief Administrative
                                  Officer, General Counsel and Secretary

     Greg Royer                   Senior Vice President, Mid-Atlantic Zone

The business address of each of the Executive Officers is One Financial Plaza, Suite 1100, Fort Lauderdale, Florida 33394.

         The following sets forth the name, address and principal occupation of each of the directors (collectively, the "Directors") of GSI, each of whom is a citizen of the United States:

         Gerald R. Geddis, One Financial Plaza, Suite 1100, Fort Lauderdale, FL 33394. He is the Chief Executive Officer of GSI.



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         Steven R. Berrard, Republic Tower, 110 S.E. 6th Street, Fort
         Lauderdale, FL 33301. He is the Co-Chief Executive Officer of Republic Industries, Inc., a diversified automotive retailer and car rental company. He also is a partner in New River Capital Partner, L.P., a venture capital fund.

         Thomas C. Byrne, One Financial Plaza, Suite 1100, Fort Lauderdale, FL 33394. He is a partner in New River Capital Partner, L.P., a venture capital fund.

         Kenneth R. Royer, 810 South 12th Street, Lebanon, PA 17041. He is retired and was Chairman of the Board of Royer's Flowers, a chain of floral shops.

(d): During the past five years, none of GSI or its Executive Officers or Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e): During the past five years, none of GSI or its Executive Officers or Directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in GSI or any of its Executive Officers or Directors being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): GSI is incorporated under the laws of the State of Delaware. Each of the Executive Officers and Directors of GSI is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GSI entered into an Agreement and Plan of Merger as of December 9, 1998 (the "Merger Agreement") with the Issuer and Red Cannon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub is to be merged with and into GSI (the "Merger"), with GSI continuing as the surviving corporation and wholly-owned subsidiary of the Issuer, and each share of GSI's common stock, par value $0.01 per share ("GSI Common Stock"), will be converted into the right to receive 1.25 to 1.35 shares of the Issuer's Common Stock. In connection with the entering into of the Merger Agreement, GSI entered into a Voting Agreement with certain principal stockholders of the Issuer pursuant to which GSI acquired certain voting power over certain outstanding shares of the Issuer's Common Stock owned by such stockholders. SEE Item 4.

ITEM 4.        PURPOSE OF TRANSACTION.

         GSI obtained beneficial ownership of 4,816,136 shares (the "Shares") of the Issuer's Common Stock pursuant to a Voting Agreement dated December 9, 1998 (the "Voting Agreement"), by and between certain principal stockholders of the Issuer (collectively, the "Stockholders") and






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GSI. Under the terms of the Voting Agreement, the Stockholders have granted a proxy to GSI to vote the Shares (i) in favor of the issuance of Common Stock by the Issuer pursuant to the Merger and the other transactions contemplated by the Merger Agreement (as amended from time to time), (ii) for an amendment to the Certificate of Incorporation of the Issuer to increase the number of authorized shares of the Issuer's Common Stock from 70,000,000 shares to 250,000,000 shares and to change the name of the Issuer to "Gerald Stevens, Inc." as contemplated in the Merger Agreement, (iii) for the election of new directors to the Board of Directors of Florafax as contemplated by the Merger Agreement, and (iv) against any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligations or agreements of the Issuer under the Merger Agreement or which could result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled.

         Upon completion of the Merger and the other transactions contemplated by the Merger Agreement, the following will occur:

(a): The Issuer will issue to the stockholders of GSI approximately 23,170,047 to 25,023,651 shares of Common Stock, depending on the applicable exchange ratio under the terms and conditions of the Merger Agreement, based on 18,536,038 shares of common stock of GSI issued and outstanding as of December 9, 1998.

(b): GSI will become a wholly-owned subsidiary of the Issuer by the merger of Merger Sub into and with GSI.

(c):     Not applicable.

(d): All of the existing directors of the Issuer will be removed without cause, except for Andrew W. Williams, and Steven R. Berrard, Thomas C. Byrne, Gerald R. Geddis and Kenneth R. Royer will be elected to the Issuer's Board of Directors, pursuant to the Merger Agreement. In addition, the executive officers of the Issuer will be replaced with the officers of GSI as set forth in Item 2 above, except that James West may remain the President of the Issuer.

(e): The Certificate of Incorporation of the Issuer will be amended to increase the number of authorized shares of Common Stock from 70,000,000 shares to 250,000,000 shares.

(f), (g), (h), (i) and (j):         Not applicable.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a): GSI beneficially owns 4,816,136 shares of the Issuer's Common Stock, constituting approximately 60.2% of all the outstanding shares of the Issuer's Common Stock as of December 9, 1998. The Executive Officers and Directors do not beneficially own any shares of the Issuer's Common Stock.


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(b):     GSI has sole power to direct the vote of the 4,816,136 shares of the
         Issuer's Common Stock pursuant to the Voting Agreement, in connection with certain matters pertaining to the Merger, as set forth in Item 4 above. GSI and its Executive Officers and Directors do not have shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition, of any other shares of the Issuer's Common Stock.

(c):     Not applicable.

(d):     Not applicable.

(e):     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         GSI is a party to that certain Merger Agreement and that certain Voting Agreement as discussed above. The Voting Agreement will remain in effect as long as the Merger Agreement is not terminated.

         There are no other contracts, arrangements or relationships among the persons named in Item 2 and between such persons and any person with respect to the Issuer's Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBITS

99.1     -        Agreement and Plan of Merger dated December 9, 1998, by and between Florafax International, Inc., Red Cannon Acquisition
                  Corp. and Gerald Stevens, Inc. (incorporated by reference to
                  Exhibit 99.1 of the Current Report on Form 8-K dated
                  December 9, 1998 filed by Florafax International, Inc.,
                  Commission File No. 0-5531)

99.2     -        Voting Agreement dated December 9, 1998 by and between certain principal stockholders of Florafax International, Inc. and Gerald Stevens, Inc. (incorporated by reference to Exhibit
                  99.2 of the Current Report on Form 8-K dated December 9, 1998 filed by Florafax International, Inc., Commission File No.
                  0-5531).




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 1998                   GERALD STEVENS, INC.

                                             By: /s/ Adam D. Phillips
                                                --------------------------------
                                                   Adam D. Phillips
                                                   Senior Vice President